Exhibit 99.23.m

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

Recitals:

A.

Ancora Trust (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”).

B.

The Trust is comprised of a series of investment funds: Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund and Ancora Bancshares (each, a “Fund” and collectively, the “Funds”).

C.

Except for the shares of Ancora Bancshares, which shares are divided into Class A shares and Class D shares, the shares of each Fund are divided into Class A shares, Class C shares and Class D shares.

D.

The Trust engages Unified Financial Securities, Inc. (the “Distributor”) as distributor for the Funds’ shares (the “Shares”) pursuant to a Distribution Agreement dated as of the date hereof.

E.

The Trust desires to adopt this plan (this “Plan”) pursuant to Rule 12b-1 under the Act, and the Trust’s Board has determined that there is a reasonable likelihood that adoption of this Plan will benefit the Funds and holders of the Shares.

NOW THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1.

(a)

Each of the Funds shall pay (i) to the Distributor for payment to dealers or others, or (ii) directly to others, a fee at an annual rate of up to 0.25% of the average daily net assets of such Fund as a service fee pursuant to dealer or servicing agreements.

Such fees will be used to pay dealers and others for, among other things, furnishing personal services and maintaining shareholder accounts, which services include confirming that customers have received the Funds’ Prospectus and Statement of Additional Information, if applicable; assisting such customers in maintaining proper records with the Trust; and aiding in maintaining the investment of their respective customers in Fund shares.

(b)

Class C Shares of Ancora Income Fund shall pay (i) to the Distributor for payment to dealers or others, or (ii) directly to others, amounts for distribution up to an aggregate annual amount equal to an annual rate of 0.25% of the average daily net assets of the Fund.  Class C Shares of each of Ancora Equity Fund and Ancora Special Opportunity Fund shall pay (i) to the Distributor for payment to dealers or others, or (ii) directly to others, amounts for distribution up to an aggregate annual amount equal to an annual rate of 0.50% of the average daily net assets of the applicable Fund.  Such amounts shall be accrued daily and shall be paid on the first of every month or at such other time(s) as the Distributor shall reasonably request.

Such amounts will be used by the Distributor to make payments for distribution assistance for holders of Class C Shares, including, but not limited to (i) compensation to securities dealers and other persons and organizations (collectively, “Service Organizations”) for providing distribution assistance, and (ii) compensation to Service Organizations for otherwise promoting the sale of Class C Shares, including the preparation of advertising and sales literature and the printing and distribution of such materials to prospective investors.

(c)

The Distributor shall determine the amounts to be paid to third parties and the basis on which such payments will be made.  Payments to a third party are subject to compliance by the third party with the terms of any related Plan agreement between the third party and the Distributor.

(d)

For the purposes of determining the fees payable under this Plan, the value of each Fund’s net assets shall be computed in the manner specified in the Trust’s charter documents as then in effect for the computation of the value of such Fund’s net assets.

2.

As respects each Fund, this Plan shall not take effect until it, together with any related agreement, has been approved a majority of both (a) the Board of Trustees and (b) those Trustees who are not “interested persons” of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), by votes cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

3.

As respects each Fund, this Plan shall remain in effect for two (2) years from the date hereof and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

4.

The Distributor shall provide to the Board of Trustees and the Board of Trustees shall review, at least quarterly, a written report of amounts paid hereunder and the purposes for which they were made.

5.

As respects each Fund, this Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees or by a vote of a majority of the outstanding Shares of such Fund.

6.

This Plan may not be amended as to any Fund to increase materially the amount of compensation payable pursuant to paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares of such Fund.  No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

7.

While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

8.

The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

9.

The name “Ancora Trust” is the designation of the Funds for the time being under a Declaration of Trust dated August 20, 2003, as amended from time to time, and all persons dealing with the Trust must look solely to the property of the Trust for enforcement of any claims against the Trust as neither the Trustees, officers, agents or shareholders assume any personal liability for obligations entered into on behalf of the Trust.  Furthermore, the liabilities, obligations and expenses incurred hereunder with respect to a particular Fund shall be enforceable against the assets and property of such Fund only, and not against the assets or property of any other Fund.

IN WITNESS WHEREOF, the Trust, on behalf of each Fund, has executed this Plan as of the date set forth below.

Dated:

November ____, 2003

ANCORA TRUST

By:

Richard A. Barone, Chairman

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